CNB BANCORP, INC.

ACKNOWLEDGMENT

The undersigned, being the filing persons of that certain Proxy on Schedule 14A, as amended, and Schedule 13e-3, as amended, for CNB Bancorp, Inc., hereby confirm as follows:

1. The filing persons are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have executed this acknowledgement as of June 30, 2011.
/s/ Judy D. Brown Judy D. Brown	/s/ Oliver D. Creekmore Oliver D. Creekmore
/s/ William E. Goodwin William E. Goodwin	/s/ Dorothy L. Dalton Dorothy L. Dalton
/s/ Tommy J. Duncan Tommy J. Duncan	/s/ Jeffrey H. Noblin Jeffrey H. Noblin
/s/ Michael G. Smith Michael G. Smith	/s/ Anna M. Nash Anna M. Nash
/s/ Gerald D. Scheimberg Gerald D. Scheimberg	/s/ Susan Worrell O'Connell Susan Worrell O'Connell
/s/ Lester A. Younkins Lester A. Younkins	/s/ Robert E. Spencer, Jr. Robert E. Spencer, Jr.
/s/ Allen E. Brown Allen E. Brown	/s/ Brenton D. Burgess Brenton D. Burgess
/s/ Elizabeth T. Beale Elizabeth T. Beale	/s/ Harold F. Demsko Harold F. Demsko